                                  SCHEDULE 13D

                                 (Rule 13d-101)

   Information to be Included in Statements Filed Pursuant to Rule13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                      (Amendment No.  5 )*
                                    _____

         ConSil Corp., formerly known as Consolidated Silver Corporation
______________________________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
______________________________________________________________________________
                         (Title of Class of Securities)

                                    210120 2
                     ______________________________________
                                 (CUSIP Number)

                             Michael B. White, Esq.
                              Hecla Mining Company
                               6500 Mineral Drive
                         Coeur d'Alene, Idaho 83815-8788
                                  (208)769-4100

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 10, 2001
______________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ___

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.   210120 2            13D                  Page    2   of   6   Pages


1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Hecla Mining Company 82-0126240

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  __
     (See Instructions)                                         (b)  __

3    SEC USE ONLY

4    SOURCE OF FUNDS  (See Instructions)

     Not applicable

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           ___
     PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF          7    SOLE VOTING POWER
SHARES                  0 Shares
BENEFICIALLY
OWNED BY           8    SHARED VOTING POWER
                        0 Shares
EACH
REPORTING
PERSON             9    SOLE DISPOSITIVE POWER
WITH                    0 Shares

                  10    SHARED DISPOSITIVE POWER
                        0 Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 Shares

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ___
     (See Instructions)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14   TYPE OF REPORTING PERSON  (See Instructions)

     CO

      This Amendment No. 5 amends and supplements the Schedule 13D as previously filed and amended ("Schedule 13D") by Hecla Mining Company ("Hecla") related to the common stock ($.10 par value) of ConSil Corp., formerly known as Consolidated Silver Corporation, an Idaho Corporation (the "Company"). Unless specifically defined herein, capitalized terms shall have the same meaning as set forth in Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is amended and restated to read in its entirety as follows:

     Not applicable

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is amended and restated to read in its entirety as follows:

     Not applicable

Item 5.  Interest in Securities of Issuer.

     Item 5 of the Schedule 13D is amended and restated to read in its entirety as follows:

     (a)  0

     (b)  0

     (c) Pursuant to a Stock Purchase Agreement between Hecla and Nathan W. Drage, P.C. Escrow Agent, acting on behalf of one or more purchasers (hereinafter the "Purchaser"), effective as of July 10, 2001 (the "Purchase
Agreement"), Purchaser purchased from Hecla 7,418,300 shares of the Company's common stock for a purchase price of approximately $0.03 per share or $225,000 in the aggregate. As a result of this transaction, Hecla no longer owns any shares of the Company's common stock.

           The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the text of the Purchase Agreement which is an exhibit to this report and is incorporated herein by reference.

     (d)  Not applicable

     (e)  July 10, 2001

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is amended and restated to read in its entirety as follows:

     The description of the Purchase Agreement set forth above in Item 5 is incorporated herein by reference. Such description is qualified in its entirety by reference to the text of the Purchase Agreement which is an exhibit to this report and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

     Exhibit No.    Description

          1         Stock  Purchase  Agreement effective as of  July  10,  2001,
                    between  Hecla   Mining Company and Nathan  W.  Drage,  P.C.
                    Escrow Agent, acting on behalf of one or more purchasers.

                                    Signature

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  July 17, 2001          HECLA MINING COMPANY

                               By:   /s/  Michael B. White
                                   __________________________
                                   Michael B. White
                                   Vice President - General Counsel

                                  EXHIBIT INDEX


Exhibit No.    Description

     1 Stock Purchase Agreement effective as of July 10, 2001, between Hecla Mining Company and Nathan W. Drage, P.C. Escrow Agent, acting on behalf of one or more purchasers.